April 18, 2008

Mailstop 6010
John A. Young
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, Virginia 23235

Re: **Colfax Corporation**
        Form S-1, Amendment No. 3
        File No. 333-148486
        Filed April 16, 2008

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we may have additional comments when you include pricing information and fill in the blanks throughout the prospectus.

Recent Developments, page 10

2.   Please update to disclose any material changes that occur or if more detailed financial information becomes available to you prior to effectiveness.

Some of our stockholders…, page 18

3.   Reconcile the first sentence with the disclosure under "Use of Proceeds," which states that the Rales and entities they control "currently own all of our outstanding preferred stock." If that statement is true, revise the risk factor accordingly.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 if you have any questions.

                                Sincerely,

                                Peggy Fisher
                                Assistant Director

cc.   Michael J. Silver (Hogan & Hartson)
        VIA TELEFAX (410) 539-6981